UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-23740

CUSIP Number 45767M109

NOTIFICATION OF LATE FILING

(Check One):     ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☒  Form 10-Q     ☐  Form 10-D     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: June 30, 2007

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:  _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant       INNOTRAC CORPORATION

Former Name if applicable     N/A

Address of Principal Executive Office (Street and Number)   6655 Sugarloaf Parkway

City, State and Zip Code   Duluth, Georgia 30097

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Innotrac Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the “Form 10-Q”) by August 14, 2007 without unreasonable effort and expense because it has not yet completed the preparation of its financial statements for the fiscal quarter ended June 30, 2007.

The work associated with the preparation of the financial statements has delayed the Company’s completion of the financial information to be included in the Form 10-Q. The Company will endeavor to file the Form 10-Q on or before the fifth calendar day following the prescribed filing due date.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the Company’s expectations as to the filing date of the Form 10-Q, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s preparation of its financial statements, the ability of the Company to file the Form 10-Q within the extension period, the impact on the Company’s business and the risks detailed from time to time in the Company’s periodic reports filed with the SEC. The Company disclaims any intent or obligation to update or revise any forward looking statements.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George M. Hare	(678)	584-4000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.
        ☐  Yes                 ☒   No

The Company has not filed the required amendment to its Current Report on Form 8-K filed on November 6, 2006 to include in such report the financial statements and pro forma financial information required for the acquired business described in Item 2.01 of such report.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        ☒  Yes                  ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting that net revenues increased 69.2% to $28.1 million for the three months ended June 30, 2007 from $16.6 million for the three months ended June 30, 2006. This increase was primarily attributable to the addition of several new clients and increased volume from existing clients in our direct marketing, retail/catalog and B2B verticals, including those resulting from the ClientLogic acquisition completed in October 2006. We anticipate reporting net income of approximately $45,000, or $0.00 per share, for the three months ended June 30, 2007, as compared to net loss of $834,000, or $0.07 per share, for the three months ended June 30, 2006. This $879,000 improvement to reported net income resulted from incremental revenue that generated increased dollars of gross profit but at a reduced percent of revenues due to a change in the mix of customers, combined with a comparatively lesser increase in our selling, general and administrative expenses as a percent of revenue.

We anticipate reporting that net revenues increased 64.7% to $55.8 million for the six months ended June 30, 2007 from $33.9 for the six months ended June 30, 2006. This increase was primarily attributable to the addition of several new clients and increased volume from existing clients in our direct marketing, retail/catalog, B2B and DSL verticals, including those resulting from the ClientLogic acquisition completed in October 2006. We anticipate reporting net loss of approximately $749,000, or $0.06 per share, for the six months ended June 30, 2007, as compared to net loss of $2.1 million, or $0.17 per share, for the six months ended June 30, 2006. This $1.4 million reduction in net loss resulted from incremental revenue that generated increased dollars of gross profit but at a reduced percent of revenues due to a change in the mix of customers, combined with a comparatively lesser increase in our selling, general and administrative expenses as a percent of revenue.

Because we have not completed preparation of our financial statements, our actual results of operations could materially differ from our anticipated results.

INNOTRAC CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2007	By /s/ George M. Hare
George M. Hare
Chief Financial Officer (Principal Accounting Officer)